J. Page Davidson phone: (615) 742-6253 fax: (615) 742-2753 e-mail: pdavidson@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200
February 15, 2011
VIA EDGAR CORRESPONDENCE
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HCA Holdings, Inc. Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 Filed February 14, 2011 File No. 001-11239
Dear Mr. Riedler:
          On behalf of our client, HCA Holdings, Inc. (the “Company”), and in response to a further comment received from Laura Crotty of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 14, 2011, via teleconference, concerning the Company’s revised preliminary Information Statement on Schedule 14C filed with the Commission on February 14, 2011 (the “Information Statement”), the Company is proposing to revise the disclosure set forth in “Action 2 — Amendment and Restatement of HCA Holdings, Inc. Certificate of Incorporation” on pages 14-19 of the Information Statement, as set forth on Exhibit A attached hereto (which exhibit provides a comparison of the revised disclosure for Action 2 marked against the disclosure that was filed with the Commission on February 14, 2011).
          Please do not hesitate to contact me at (615) 742-6253 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ J. Page Davidson

cc:	Laura Crotty, Securities and Exchange Commission
www.bassberry.com

Exhibit A
ACTION 2 — AMENDMENT AND RESTATEMENT OF HCA HOLDINGS, INC.
CERTIFICATE OF INCORPORATION
          Our Board of Directors has approved, and the holder of 91,845,692 shares of our common stock, representing approximately 96.8% of the shares of our common stock entitled to vote on the record date, has executed a written consent approving an amendment and restatement of our Amended and Restated Certificate of Incorporation in order to effect a [ • ] for 1 stock split and to make certain amendments, as described below, to reflect the Company’s status as a publicly traded company following completion of its proposed initial public offering. The full text of the Amended and Restated Certificate of Incorporation is set forth as Appendix A of this information statement. The Amended and Restated Certificate of Incorporation was approved by our Board of Directors and majority stockholder to be effective and filed immediately prior to the effectiveness of the anticipated initial public offering of our common stock.
Reasons for the Amended and Restated Certificate of Incorporation
          On December 22, 2010, we filed the Registration Statement with the SEC relating to a proposed initial public offering of our common stock. It is not currently determinable when or if the Registration Statement will be declared effective by the SEC, or if the offering will occur. If the offering does not occur, the Amended and Restated Certificate of Incorporation will not be filed with the Delaware Secretary of State and will not become effective. However, in the event the Registration Statement is declared effective by the SEC and our common stock is listed on the NYSE, HCA Holdings, Inc.’s common stock will be publicly traded and the Amended and Restated Certificate of Incorporation will be filed with the Delaware Secretary of State and will become effective.
          The Board of Directors of the Company deemed it advisable and in the best interest of the Company and its stockholders to amend and restate the Company’s Amended and Restated Certificate of Incorporation to effect a [ • ] for 1 stock split and to add certain provisions and make certain changes in connection with the Company’s anticipated status as a publicly traded company following the proposed initial public offering. A summary of the Amended and Restated Certificate of Incorporation, including a summary of changes as compared to the existing Certificate of Incorporation, is set forth below, but such summary is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation itself, a copy of which is attached as Appendix A and incorporated herein by reference.
Summary of Material Changes
          The Amended and Restated Certificate of Incorporation amends the Company’s existing Certificate of Incorporation to, among other things:
•	Increase the number of authorized shares of common stock from One Hundred Twenty Five Million (125,000,000) shares to [One Billion Eight Hundred Million (1,800,000,000)] shares.

•	Provide for the authorization of the Board of Directors to issue up to [Two Hundred Million (200,000,000)] shares of preferred stock without any further action by the Company’s stockholders. The Company’s existing Certificate of Incorporation does not authorize any shares of preferred stock or provide the Board of Directors the authority to issue preferred stock.

•	Provide for a forward stock split of our existing common stock which will result in each share of the Company’s existing common stock being automatically split up, reclassified and converted into [ • ] shares of common stock, thereby increasing the number of outstanding shares of our common stock to approximately [ • ] shares without giving effect to any shares that may be issued pursuant to the proposed initial public offering of our common stock.

•	Require that our Board of Directors be composed of at least three directors with terms expiring at the next annual meeting of stockholders and when a successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal and that newly created directorships or vacancies can only be filled by the Board of Directors. The Company’s existing Certificate of Incorporation does not address the number of directors or their term or the filling of newly created directorships or vacancies, ~~and they are therefore~~and these issues are governed by ~~the applicable section of the General Corporation Law of the State of Delaware (the “DGCL”) and~~ the Company’s bylaws, as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	Provide that while Hercules Holding owns a majority of the Company’s outstanding shares of common stock, the Company’s bylaws can be amended by a vote of the holders of a majority of the outstanding shares of the Company entitled to vote, but that if Hercules Holding owns less than a majority of the Company’s outstanding shares of common stock the Company’s bylaws can only be amended by the stockholders by a vote of the holders of at least seventy-five percent (75%) of the outstanding shares of the Company entitled to vote, voting together as a class. ~~The~~Neither the Company’s existing Certificate of Incorporation ~~does~~ no~~t~~r its bylaws address ~~these matters~~the ability of the Company’s stockholders to amend the bylaws, ~~and they are therefore~~and the issue is governed by the applicable section of the General Corporation Law of the State of Delaware (the “DGCL~~and the Company’s bylaws~~”), as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	Provide for indemnification of, and advancement of legal expenses to, our directors and officers. The amended Certificate of Incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent of the Company. The Company’s existing Certificate of Incorporation does not address these matters, and they are ~~therefore~~ governed by ~~the applicable section of the DGCL and~~ the Company’s bylaws, as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	Provide that special meetings of the Company’s stockholders may be called by a majority of the directors, the Chairman of the Board of Directors or the Company’s Chief Executive Officer,

but that for such time as (and only for such time as) Hercules Holding owns a majority of the Company’s outstanding shares of common stock a special meeting can also be called by the Company’s Secretary at the request of the holders of a majority of the outstanding shares of common stock. The Company’s existing Certificate of Incorporation does not address these matters, and they are ~~therefore~~ governed by ~~the applicable section of the DGCL and~~ the Company’s bylaws, as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	Provide that if Hercules Holding owns less than a majority of the Company’s outstanding shares of common stock, any action required or permitted to be taken at an annual or special meeting of stockholders of the Company may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders. ~~The~~Neither the Company’s existing Certificate of Incorporation ~~does~~ no~~t~~r the Company’s bylaws address ~~these matters~~the ability of stockholders to take action by written consent, ~~and they are therefore~~and the issue is governed by the applicable section of the DGCL, as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	~~Require that the Company r~~Renounce any interest or expectancy of the Company in the business opportunities of the Investors ~~and~~or any of ~~our~~their officers, directors ~~who are~~, agents, shareholders, members, partners, affiliate~~d~~s ~~with the Investors, other than directors employed by us, and that neither our directors affiliated with the Investors, other than directors employed by us,~~and subsidiaries and each such party shall no~~r~~t ~~the Investors~~ have any obligation to offer us those opportunities unless presented to ~~such~~a director~~s in their~~or officer of the Company in his or her capacity as a director~~s~~ or officer of the Company. ~~The~~Neither the Company’s existing Certificate of Incorporation ~~does~~ no~~t~~r the Company’s bylaws address these matters.

•	Provide that if Hercules Holding owns less than a majority of the Company’s outstanding shares of common stock, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all outstanding shares of the Company, voting together as a class, shall be required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with certain specified provisions of the Amended and Restated Certificate of Incorporation. The Company’s existing Certificate of Incorporation does not address ~~these~~this matter~~s~~, ~~and they are therefore~~and the issue is governed by the applicable section of the DGCL, as discussed below under “Summary of Amended and Restated Certificate of Incorporation”.

•	Remove the provision in the Company’s existing Certificate of Incorporation requiring that certain Investor board or committee representatives are present at board or committee meetings in order to satisfy quorum requirements.
Summary of Amended and Restated Certificate of Incorporation
Common Stock
          The Amended and Restated Certificate of Incorporation authorizes the issuance of [One Billion Eight Hundred Million (1,800,000,000)] shares of common stock, par value $.01 per share. The Company’s existing Certificate of Incorporation authorizes the issuance of One Hundred Twenty Five Million (125,000,000) shares of common stock.
          Voting Rights. Under the terms of the Amended and Restated Certificate of Incorporation, each holder of the common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote and present in person or by proxy at any annual meeting of stockholders can elect all of the directors standing for election, if they should so choose.
          Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available assets or funds.
          Liquidation. In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
          Rights and Preferences. Holders of common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
          ~~The~~Neither the Company’s bylaws nor existing Certificate of Incorporation ~~does not~~ address voting rights, dividends, or liquidation or rights and preferences of the common stock. ~~and they are therefore governed by the applicable section of the~~However, the foregoing provisions are consistent with the DGCL and, accordingly, are not materially changing the rights of our existing common stockholders.
Preferred Stock
          The Amended and Restated Certificate of Incorporation authorizes our Board of Directors, without further action by the stockholders, to issue up to [Two Hundred Million (200,000,000)] shares of preferred stock, par value $.01 per share, in one or more classes or series, to establish from time to time the number of shares to be included in each such class or series, to fix the rights, powers and preferences~~, and privileges~~ of the shares of each such class or series and any qualifications, limitations, or restrictions thereon. The Company’s existing Certificate of Incorporation does not authorize any shares of preferred stock or provide the Board of Directors the authority to issue preferred stock.

Stock Split
          The Amended and Restated Certificate of Incorporation provides that, upon the filing and effectiveness of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a forward split (the “Forward Split”) of our issued and outstanding common stock (including treasury stock) will occur whereby each outstanding share of common stock of the Company (the “Old Common Stock”) shall be automatically split up, reclassified and converted into [ • ] shares of common stock (the “New Common Stock”), thereby increasing the number of outstanding shares of our common stock to approximately [ • ] shares (based on [ • ], 2011 outstanding shares).
          The Forward Split shall occur without any further action on the part of the Company or the holders of shares of Old Common Stock or New Common Stock and whether or not certificates representing such holders’ shares prior to the Forward Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Forward Split. Stockholders who otherwise would have been entitled to receive any fractional interests in the New Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Company an amount in cash equal to the fair value of such fractional interest as of the Effective Time.
          The Forward Split will be effected on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. Certificates or book-entries dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, immediately after the Effective Time, represent a number of shares equal to the same number of shares of New Common Stock as is reflected on the face of such certificates or book-entries, multiplied by [ • ] and rounded down to the nearest whole number. The Company may, but shall not be obliged to, issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Forward Split unless and until the certificates evidencing the shares held by a holder prior to the Forward Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.
Board of Directors
          The Amended and Restated Certificate of Incorporation provides for a Board of Directors of not less than three members, the exact number to be determined from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. The Amended and Restated Certificate of Incorporation provides that directors will be elected to hold office for a term expiring at the next annual meeting of stockholders and until a successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. Newly created directorships and vacancies may be filled, so long as there is at least one remaining director, only by the Board of Directors. The Company’s existing Certificate of Incorporation does not address these matters, and they are therefore governed by the ~~applicable section of the DGCL and~~Company’s existing bylaws. Our bylaws provide for a Board of Directors of not less than one nor more than fifteen directors. The bylaws also provide that newly created vacancies and directorships may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director or by the stockholders. At such time as the Amended and Restated Certificate of Incorporation becomes effective, the

Board of Directors intends to promptly amend the Company’s bylaws regarding the number of directors and the filling of vacancies and newly created directorships to be consistent with the Amended and Restated Certificate of Incorporation.
Amendment to Bylaws
          The Amended and Restated Certificate of Incorporation provides that the Board of Directors is expressly authorized to make, alter, amend, change, add to or repeal the Bylaws of the Company by the affirmative vote of a majority of the total number of directors then in office. Prior to the Trigger Date (as defined below), any amendment, alteration, change, addition or repeal of the Bylaws of the Company by the stockholders of the Company shall require the affirmative vote of the holders of a majority of the outstanding shares of the Company entitled to vote on such amendment, alteration, change, addition or repeal. On or following the Trigger Date, any amendment, alteration, change, addition or repeal of the Bylaws of the Company by the stockholders of the Company shall require the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of the Company, voting together as a class, entitled to vote on such amendment, alteration, change, addition or repeal.
          For purposes of the Amended and Restated Certificate of Incorporation, (i) “Trigger Date” is defined as the first date on which Hercules Holding (or its successor) ceases, or in the event of a liquidation of, or other distribution of shares of common stock by, Hercules Holding, the Equity Sponsors (as defined below) and their affiliates, collectively, cease, to beneficially own (directly or indirectly) shares representing a majority of the then issued and outstanding common stock of the Company (it being understood that the retention of either direct or indirect beneficial ownership of a majority of the then issued and outstanding shares of common stock by Hercules Holding (or its successor) or the Equity Sponsors and their affiliates, as applicable, shall mean that the Trigger Date has not occurred) and (ii) the “Equity Sponsors” shall mean each of Bain Capital, KKR, BAML Capital Partners, Citigroup, Bank of America Corporation, and Dr. Thomas F. Frist, Jr. and their respective affiliates, subsidiaries, successors and assignees (other than the Company and its subsidiaries).
          The Company’s existing Certificate of Incorporation provides that the Board of Directors can alter, amend or repeal the Company’s Bylaws by the affirmative vote of a majority ~~vote but does~~of the directors present at the meeting at which a quorum is present. Neither the Company’s existing Certificate of Incorporation no~~t~~r the Company’s existing bylaws address ~~the other~~the ability of the stockholders to amend the Company’s bylaws, and the matter~~s , which are~~is therefore governed by the applicable section of the DGCL ~~and~~. Pursuant to the DGCL, stockholders generally have the ability to alter, amend or repeal the Company’s bylaws by a majority vote of the outstanding shares of the Company, voting together as a class, present at any duly convened meeting of stockholders and entitled to vote on such amendment, alteration, change, addition or repeal.
Limitation of Liability
          The Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company shall be liable to the Company or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Company or its stockholders. The Company’s existing Certificate of Incorporation ~~also~~similarly limits the liability of the Company’s directors to the Company.

Indemnification
          The Amended and Restated Certificate of Incorporation provides that:
•	we will indemnify our directors and officers to the fullest extent permitted by the DGCL;

•	we will advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by law, subject to our receipt of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that such indemnitee is not entitled to be indemnified by the Company; and

•	the rights provided in our Amended and Restated Certificate of Incorporation are not exclusive.
          The Amended and Restated Certificate of Incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether the Company would have the power to indemnify such person against such expenses, liability or loss under the DGCL. The Company’s existing Certificate of Incorporation does not address these matters; however, ~~and they are therefore governed by the applicable section of the DGCL~~the Company’s bylaws provide for substantially similar rights.
Special Meetings of Stockholders
          The Amended and Restated Certificate of Incorporation provides that special meetings of stockholders of the Company may be called only by either the Board of Directors, pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office, or by the Chairman of the Board or the Chief Executive Officer of the Company; provided that, prior to the Trigger Date, special meetings of stockholders of the Company may also be called by the secretary of the Company at the request of the holders of a majority of the outstanding shares of common stock. The Company’s existing Certificate of Incorporation does not address these matters, and they are therefore governed by the ~~applicable section of the DGCL~~Company’s existing bylaws. The Company’s bylaws provide that special meetings of the stockholders of the Company may be called by the Chief Executive Officer or Secretary, if directed by the Board of Directors or requested in writing by holders of not less than 25% of the capital stock of the Company. At such time as the Amended and Restated Certificate of Incorporation becomes effective, the Board of Directors intends to promptly amend the Company’s bylaws regarding special meetings of stockholders to be consistent with the Amended and Restated Certificate of Incorporation.
Action on Written Consent
          Pursuant to the Amended and Restated Certificate of Incorporation, prior to the Trigger Date, stockholders may take action by written consent; however, following the Trigger Date, any action required or permitted to be taken at an annual or special meeting of stockholders of the Company may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders. ~~The~~Neither the Company’s existing Certificate of Incorporation ~~does~~ no~~t~~r the bylaws address ~~these matters~~the ability of stockholders to take action by written consent, ~~and they are~~and the issue is therefore governed by the applicable section of the DGCL. Pursuant to the DGCL, stockholders may generally take action by written consent unless otherwise provided in the certificate of incorporation.
Corporate Opportunities
          The Amended and Restated Certificate of Incorporation provides that we renounce any interest or expectancy of the Company in the business opportunities of the Investors ~~and~~or any of ~~our~~their officers, directors ~~who are~~, agents, shareholders, members, partners, affiliate~~d~~s ~~with the Investors, other than directors employed by us, and that neither our directors affiliated with the Investors, other than directors employed by us,~~and subsidiaries and each such party shall no~~r~~t ~~the Investors~~ have any obligation to offer us those opportunities~~, except that the forgoing have an obligation to communicate b~~u~~si~~nless ~~opportunities~~presented to a director or officer~~ed to such persons expressly~~of the Company in his or her capacity as a director or officer of the Company. ~~The~~Neither the Company’s existing Certificate of Incorporation ~~does~~ no~~t~~r the Company’s bylaws address these matters~~, and they are therefore governed by applicable Delaware law~~.
Amendment to Amended and Restated Certificate of Incorporation
          The Amended and Restated Certificate of Incorporation provides that the Company reserves the right to amend, alter, change or repeal any provision in the Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL. Notwithstanding the foregoing, on or following the Trigger Date, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all outstanding shares of the Company entitled to vote generally in the election of directors, voting together in a single class, shall be required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with certain specified provisions of the Amended and Restated Certificate of Incorporation. The Company’s existing Certificate of Incorporation does not address ~~these~~this matter~~s~~, and ~~they are~~it is therefore governed by the applicable section of the DGCL, which generally provides that stockholders may act to amend the Certificate of Incorporation upon recommendation by the Board of Directors by a majority vote of the outstanding shares of the Company entitled to vote on such amendment, alteration, change or repeal.
Effective Date
          The Amended and Restated Certificate of Incorporation will become effective as of the date it is filed with the Secretary of State of the State of Delaware, which we expect to occur immediately prior to and subject to the effectiveness of the registration statement relating to the anticipated initial public offering of our common stock.